[ING FUNDS LOGO]

April 7, 2014

VIA EDGAR

Ms. Naseem Nixon

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Partners, Inc.
(File Nos. 333-32575; 811-8319)

Dear Ms. Nixon:

This letter responds to comments provided to Jay Stamper on March 27, 2014, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment No. 63 filed on February 10, 2014, to the Registration Statement on Form N-1A for ING Partners, Inc. (the “Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

General Comments

1.              Comment:                    The Staff requested that the Registrant confirm that all missing or bracketed information in each prospectus or SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response:                     The Registrant so confirms.

2.              Comment:                    With regard to disclosure that appears before the table in the section entitled “Distribution Plan and Shareholder Servicing Plan,” the Staff requested that the Registrant clarify that the fees referenced are “Distribution and Shareholder Service” fees.

Response:                     The Registrant has revised the disclosure as requested.

3.              Comment:                    With respect to the Average Annual Total Returns tables, the Staff requested clarification as to why there is no reference in the table for the footnote that states “Reflects index performance since the date closest to the Class’ inception for which data is available” (Footnote No. 2 for most Portfolios).

Response:                     The footnote has been removed.

4.              Comment:                    With respect to those Portfolios that disclose an “Investment Model” risk, the Staff noted that the risks associated with quantitative model analysis should also be included.

Response:                     The Registrant has revised the “Investment Model” risk to include, where appropriate, risks associated with quantitative model analysis.

5.              Comment:                    The Staff requested that pursuant to Item 9(a) of Form N-1A, the Registrant restate the investment objectives of each Portfolio prior to the section entitled “Additional Information about the Investment Objectives.”

Response:                     The Registrant appreciates the Staff’s comment but the Registrant believes that the information included in Item 2 is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(a). The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.”  This presentation is also followed by other funds in the industry.

6.              Comment:                    The Staff requested that, with respect to the manner in which the Portfolios appear to be actively managed, the Registrant consider moving the discussion of “Manager Risk” to the principal risk disclosure included within the summaries, as well as to the section “Additional Information about the Portfolio’s Risks.”

Response:                     The Registrant appreciates the Staff’s comment and will consider moving the disclosure in future filings.

Portfolio Specific Comments

ING American Century Small-Mid Cap Value Portfolio

7.                        Comment:                  The Staff requested that the Registrant identify the types of derivatives in which the Portfolio may invest.

Response:                   The Registrant appreciates the Staff’s comment but submits that the type of derivatives in which the Portfolio would principally invest has been disclosed and the Registrant confirms that the appropriate applicable related risks have also been included. The Registrant believes that these disclosures are in accordance with the observations of the Staff made in its July 30, 2010 letter.

ING Baron Growth Portfolio

8.                        Comment:                 The Staff requested that the Registrant explain why the Portfolio is changing its strategy and to confirm that ING will provide shareholders with a cover letter explaining the change.

Response:                  The Portfolio changed its name from “ING Baron Small Cap Growth Portfolio” to “ING Baron Growth Portfolio” in 2012. Given the removal of “Small Cap” from its name, the Portfolio is no longer subject to the requirement under Rule 35d-1 that it invest at least 80% of its net assets (plus borrowings for investment purposes) in the securities of small-cap companies. The Portfolio is now revising its strategy to remove the disclosure required by Rule 35d-1 and will provide shareholders with 60 days’ notice of this change pursuant to the requirements of Rule 35d-1.

ING Columbia Contrarian Core Portfolio

9.                        Comment:                 The Staff noted that the risks associated with quantitative analysis should be included in the Portfolio’s discussion of “Investment Model” risk.

Response:                  The Registrant appreciates the Staff’s comment and has responded in Comment No. 4 above.

ING Fidelity® VIP Equity-Income Portfolio

10.                 Comment:                 The Staff requested that the Registrant clarify that covered call options are a type of derivatives investment.”

Response:                  The Registrant has revised the disclosure as requested.

ING Solution Aggressive Portfolio

11.                 Comment:                 With respect to the table entitled “Annual Portfolio Operating Expenses,” the Staff requested that the Registrant consider adding a footnote to the Management Fee explaining the management fee structure that is included in the statutory section of the Prospectus in the section entitled “Management of the Portfolios.”

Response:                 The Registrant has added the requested disclosure.

ING Solution Balanced Portfolio

12.                 Comment:                 The Staff requested that the Registrant consider adding disclosure to the portfolio’s principal investment strategies regarding the use of the term “Balanced” in the name of the Portfolio.  Please see Rule 35d-1 and adopted releases.

Response:                 The Registrant appreciates the Staff’s comment but submits that pursuant to footnote 42 to the Investment Company Act of 1940 Release No. IC 24828, “Balanced” funds are not subject to Rule 35d-1.

ING Solution Portfolios

13.                 Comment:                 With regard to Footnote No. 2 to the Fees and Expenses table, the Staff requested that the Registrant explain the reason for the bifurcated management fee structure.

Response:                  The Registrant believes that this fee structure is appropriate due to the fact that the services provided when a Portfolio makes direct investments differs from the services provided when a Portfolio allocates assets to affiliated Underlying Funds.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:          Huey P. Falgout, Jr., Esq.

Senior Vice President and Counsel

ING Funds

Jeffrey S. Puretz, Esq.

Dechert LLP

Attachment A

[ING FUNDS LOGO]

April 7, 2014

VIA EDGAR

Ms. Naseem Nixon

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:	ING Partners, Inc.
(File Nos. 333-32575; 811-8319)

Dear Ms. Nixon:

ING Partners, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Counsel
ING Funds

Attachments

cc:          Jeffrey Puretz, Esq.

Dechert LP